SEC File Number: 0-10593

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

                 [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ]
             Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: April 30, 1999

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  N/A


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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Part I - Registrant Information

     Full Name of Registrant:      Candie's, Inc.
     Former name if applicable:    Millfeld Trading Co., Inc.

     Address of Principal
     Executive Office (Street and Number):    2975 Westchester Avenue
                                              Purchase, New York  10577


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
     12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q could not be filed within the prescribed time period due to the Registrant's inability to obtain certain of the necessary information to complete the preparation of its financial statements on a timely basis, and accordingly prepare the Form 10-Q.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Deborah K. Sorell              (914)                       694-8600
     (Name)                       (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     Annual Report on Form 10-K for fiscal year ended January 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ ] No

     See Attachment

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Candie's, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                              /s/ Neil Cole
Date:  June 15, 1999                          ----------------------------------
                                              Neil Cole
                                              Chief Executive Officer

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                 CANDIE'S, INC.


              With respect to its Form 10-Q for the fiscal quarter
                              ended April 30, 1999


The Registrant is unable at this time to estimate its financial results for its fiscal quarter ended April 30, 1999 due to is inability to prepare financial statements for the quarter ended April 30, 1999. The quarterly financial statements could not be prepared because the audit of the registrant's financial statements for the fiscal year ended January 31, 1999 has not yet been completed.